December 28, 2020

VIA EDGAR

Ms. Sonia Bednarowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Re:	Qilian International Holding Group Limited

Registration Statement on Form F-1, as amended (File No. 333-234460)

Request for Acceleration of Effectiveness

Dear Ms. Bednarowski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time, on December 30, 2020 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Univest Securities, LLC

By:	/s/ Edric Guo
Name:	Edric Yi Guo
Title:	Authorized Representative
Acting on behalf of themselves and as the representative of the several underwriters.